                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 14)


                   Under the Securities Exchange Act of 1934


                               Farah Incorporated
                               ------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    30738710
                                    --------
                     (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                               Donahue & Mesereau
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California  90067
                                 (310) 277-1441
                         ------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                October 11, 1995
                                ----------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following
                                                                             / /

Check the following box if a fee is being paid with this Statement:
                                                                             / /





                                 Page 1 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Georges Marciano

         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          936,400
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          936,400
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    936,400
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                     9.2%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      IN
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 2 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Georges Marciano Trust

         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          889,400
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          889,400
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    889,400
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                     8.8%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 3 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Scott Marciano Gift
                                      Trust I
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          11,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          11,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    11,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                     0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 4 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Matthew Marciano Gift
                                      Trust I
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          11,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          11,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    11,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                     0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 5 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Kevin Marciano Gift
                                      Trust II
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          13,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          13,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    13,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                     0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 6 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Scott Marciano Gift
                                      Trust II
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          3,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          3,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                     3,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                     0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 7 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Matthew Marciano Gift
                                      Trust II
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          3,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          3,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                     3,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                Less than 0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 8 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Scott Marciano Investment
                                      Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          3,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          3,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    3,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                Less than 0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 9 of 23 Pages

--------------------------------------------------------------------------------
CUSIP No. 30738710                                                           13D
--------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:    Matthew David Marciano
                                      Investment Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
--------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
 (3)     SEC USE ONLY
--------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
--------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
--------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :          3,000
 NUMBER OF                        :---------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :          -0-
 OWNED BY                         :---------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :          3,000
 PERSON WITH                      :---------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :          -0-
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    3,000
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                Less than 0.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                      OO
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 Page 10 of 23 Pages

         This Amendment No. 14 (the "Amendment No. 14") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated August 14, 1992, Amendment No. 1 of Schedule 13D, filed October 5, 1992, Amendment No. 2
of Schedule 13D, filed December 11, 1992, Amendment No. 3
of Schedule 13D, filed December 29, 1992, Amendment No. 4
of Schedule 13D, filed January 7, 1993, Amendment No. 5
of Schedule 13D, filed January 26, 1993, Amendment No. 6
of Schedule 13D, filed January 29, 1993, Amendment No. 7
of Schedule 13D, filed February 12, 1993, Amendment No. 8
of Schedule 13D, filed February 24, 1993, Amendment No. 9
of Schedule 13D, filed March 15, 1993, Amendment No. 10
of Schedule 13D, filed March 30, 1993, Amendment No. 11 of Schedule 13D, filed September 24, 1993, Amendment No. 12 of Schedule 13D filed March 26, 1994 and Amendment No. 13 of Schedule 13D filed April 27, 1994 relating to the Common Stock, no par value per share (the "Common Stock" or the "Shares"), issued by Farah Incorporated, a Texas corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 14 shall have the meaning assigned to such term in the Schedule 13D.

         The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment No. 13 is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 14 relates to shares of the common stock, no par value per share (the "Shares"), of the Company. The principal executive offices of the Company are located at 8889 Gateway West, El Paso, Texas 79925.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This Amendment No. 14 is being filed by Georges
Marciano, the Georges Marciano Trust, Scott Marciano Gift Trust I, Matthew Marciano Gift Trust I, Kevin Marciano Gift Trust II, Scott Marciano Gift Trust II, Matthew Marciano Gift Trust II, Scott Marciano Investment Trust, Matthew David Marciano Investment Trust (collectively the "Reporting Persons").

         (b) The business address of each of the Reporting Persons is 9465 Wilshire Boulevard, Suite 700, Beverly Hills, California 90210.

         (c) The principal occupation of Georges Marciano is private investor.





                                 Page 11 of 23 Pages

         (d)      During the past five years, none of the Reporting
Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of the Reporting Persons has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

         (f) Georges Marciano is a United States citizen. Each of the Georges Marciano Trust, Scott Marciano Gift Trust I, Matthew Marciano Gift Trust I, Kevin Marciano Gift Trust II, Scott Marciano Gift Trust II, Matthew Marciano Gift Trust II, Scott Marciano Investment Trust and Matthew David Marciano Investment Trust was established under the laws of the State of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 14 relates to a disposition of Shares of the Company by the Georges Marciano Trust.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons hold Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         The Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Georges Marciano is the sole trustee of the Georges
Marciano Trust, the Scott Marciano Gift Trust I, the Matthew Marciano Gift Trust I, the Kevin Marciano Gift Trust II, the Scott Marciano Gift Trust II, the Matthew Marciano Gift Trust II, the Scott Marciano Investment Trust and the Matthew David





                                 Page 12 of 23 Pages

Marciano Investment Trust (the "Trusts") and consequently may be deemed to beneficially own the 936,400 Shares held directly by them, representing approximately 9.2% of the Shares outstanding.

                          The Georges Marciano Trust is the direct beneficial
owner of 889,400 Shares representing approximately 8.8% of the Shares outstanding.

                          The Scott Marciano Gift Trust I is the beneficial
owner of 11,000 Shares representing approximately 0.1% of the Shares outstanding.

                          The Matthew Marciano Gift Trust I is the beneficial
owner of 11,000 Shares, representing approximately 0.1% of the Shares outstanding.

                          The Kevin Marciano Gift Trust II is the beneficial
owner of 13,000 Shares, representing approximately 0.1% of the Shares outstanding.

                          The Scott Marciano Gift Trust II is the beneficial
owner of 3,000 Shares, representing less than 0.1% of the Shares outstanding.

                          The Matthew Marciano Gift Trust II is the beneficial
owner of 3,000 Shares, representing less than 0.1% of the Shares outstanding.

                          The Scott Marciano Investment Trust is the beneficial
owner of 3,000 Shares, representing less than 0.1% of the Shares outstanding.

                          The Matthew David Marciano Investment Trust is the
beneficial owner of 3,000 Shares, representing less than 0.1% of the Shares outstanding.

                          The Reporting Persons, in the aggregate, beneficially
own 936,400 Shares, representing approximately 9.2% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended August 4, 1995 so that the Reporting Person's information is that the total Shares issued and outstanding as of September 6, 1995 was 10,133,291 Shares.

         (b) Georges Marciano has sole voting and dispositive power with respect to the 936,400 Shares directly owned by the Trusts.

                          The Georges Marciano Trust has sole voting and
dispositive power with respect to the 889,400 Shares directly owned by it.





                                 Page 13 of 23 Pages

                          Each of the Scott Marciano Gift Trust I and the
Matthew Marciano Gift Trust I has direct ownership of the 11,000 Shares owned by each of them. The Kevin Marciano Gift Trust II has direct ownership of the 13,000 Shares owned by it. Each of the Scott Marciano Gift Trust II and Matthew Marciano Gift Trust II has direct ownership of the 3,000 Shares owned by each of them. Each of the Scott Marciano Investment Trust and the Matthew David Marciano Investment Trust has direct ownership of the 3,000 Shares owned by each of them.

         (c)      Commencing in October 1995, the Georges Marciano
Trust disposed of an aggregate of 37,900 Shares in October and November 1995 at prices ranging from $6.38 to $7.63 per share in open market transactions.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the closing and pursuant to the Consent
Agreement reported in Amendment No. 12 to this Schedule 13D, the Georges Marciano Trust entered into a Registration Rights Agreement dated as of April 28, 1994 (the "Registration Rights Agreement") with the Company and the Paul Marciano Trust. The Registration Rights Agreement terminated Annex A of the Amended and Restated Stock Purchase Agreement dated as of March 12, 1993 which was filed as Exhibit 23 to Amendment No. 9 of this Schedule 13D, which Annex A set forth registration rights granted jointly to the Georges Marciano Trust and the Paul Marciano Trust. The Registration Rights Agreement gives separate registration rights to the Georges Marciano Trust and the Paul Marciano Trust which includes piggy-back registration rights and gives each of the Georges Marciano Trust and the Paul Marciano Trust one demand registration right under the same terms as Annex A. A copy of the Registration Rights Agreement was filed as Exhibit 32 to Amendment No. 13 of this Schedule 13D and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 33 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d- 1(f)(1)(iii).





                                 Page 14 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                                   GEORGES MARCIANO



                                                   /s/ Georges Marciano
                                                   -----------------------------
                                                   Georges Marciano





                                 Page 15 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              GEORGES MARCIANO TRUST



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 16 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              SCOTT MARCIANO GIFT TRUST I



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 17 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              MATTHEW MARCIANO GIFT TRUST I



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 18 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              KEVIN MARCIANO GIFT TRUST II



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 19 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              SCOTT MARCIANO GIFT TRUST II



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 20 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              MATTHEW MARCIANO GIFT TRUST II



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 21 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              SCOTT MARCIANO INVESTMENT TRUST



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 22 of 23 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 1996



                                              MATTHEW DAVID MARCIANO
                                                INVESTMENT TRUST



                                              By:  /s/ Georges Marciano
                                                   -----------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                                 Page 23 of 23 Pages

                                                                      EXHIBIT 33



                             JOINT FILING AGREEMENT



         Agreement among Marciano Investments, Inc., Georges Marciano, the Georges Marciano Trust, the Scott Marciano Gift Trust I, the Matthew Marciano Gift Trust I, the Kevin Marciano Gift Trust II, the Scott Marciano Gift Trust II, the Matthew Marciano Gift Trust II, the Matthew David Marciano Investment Trust and the Scott Marciano Investment Trust, whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Farah Incorporated and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13D-1(f)(2)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 19th day of January,1996.



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Georges Marciano

                                         THE GEORGES MARCIANO TRUST



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee


                                         THE SCOTT MARCIANO GIFT TRUST I



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee

                                         THE MATTHEW MARCIANO GIFT TRUST I



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee

                                         THE KEVIN MARCIANO GIFT TRUST II



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee


                                         THE SCOTT MARCIANO GIFT TRUST II



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee


                                         THE MATTHEW MARCIANO GIFT TRUST II



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee


                                         THE DAVID MATTHEW MARCIANO
                                         INVESTMENT TRUST


                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee


                                         THE SCOTT MARCIANO
                                         INVESTMENT TRUST



                                         /s/ Georges Marciano
                                         ---------------------------------------
                                         Name:  Georges Marciano
                                         Title: Trustee





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